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06017755

October 23, 2006



2006

BY HAND

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's circular, dated October 19, 2006, regarding a letter from the Board of Directors, a letter from the Compensation Committee, and a notice of a general meeting, each with respect to the approval of certain directors' service contracts, and submitted to The Hong Kong Stock Exchange Limited on October 19, 2006.
2. The Company's circular, dated October 19, 2006, regarding a letter from the Board of Directors, a letter from the Independent Board Committee, a letter of advice from DBS Asia Capital Limited, and a notice of a general meeting, each with respect to a Master Services Agreement, entered into on September 22, 2006, with IBM in relation to the provision of ITS Services worldwide by IBM and its affiliates (the "MSA"), and submitted to The Hong Kong Stock Exchange Limited on October 19, 2006.
3. The Company's notice of general meeting, dated October 19, 2006, regarding resolutions with respect to the approval of certain directors' service contracts, and submitted to The Hong Kong Stock Exchange Limited on October 19, 2006.
4. The Company's notice of general meeting, dated October 19, 2006, regarding resolutions with respect to approval of the MSA and the Amendment Agreements dated September 22, 2006 entered into between the Company and IBM, and submitted to The

dlo 10/30

Hong Kong Stock Exchange Limited on October 19, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,



Jake Molland

Enclosures

cc: Lenovo Group Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Lenovo Group Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

---

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF DIRECTORS' SERVICE CONTRACTS

A letter from the Board is set out on pages 4 to 9 of this circular. A letter from the Compensation Committee is set out on page 10 of this circular.

A notice convening the extraordinary general meeting to be held on Tuesday, November 7, 2006 at 3:00 p.m. at The Harbour Room, 3/F., The Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong is set out on pages 11 to 13 of this circular. Whether or not you are able to attend the extraordinary general meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

October 19, 2006

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 4

LETTER FROM THE COMPENSATION COMMITTEE 10

NOTICE OF EXTRAORDINARY GENERAL MEETING 11

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors of the Company
"Cause"	in respect of Mr. Yang's or Ms. Ma's Service Contract means, broadly speaking: Mr. Yang's or Ms. Ma's (as the case may be) (i) conviction of or admission to a felony or any misdemeanour involving moral turpitude; (ii) wilful misconduct, wilful or gross negligence, fraud, misappropriation or embezzlement; (iii) repeated failure to adhere to the Board's directions or the Company's policies; (iv) wilful and continued failure to substantially perform duties assigned after written demand is served; (v) material breach of the restrictive covenants of the relevant Service Contract; or (vi) material breach of any provision of the Service Contract
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Compensation Committee"	the compensation committee of the Board comprising Mr. William O. Grabe, Mr. Wong Wai Ming and Professor Woo Chia-Wei
"Convertible Preferred Share(s)"	Series A Cumulative Convertible Preferred Share(s) of nominal value of HK$9.175 each in the share capital of the Company which carry voting rights on an "as if" converted basis. One Convertible Preferred Share is convertible into approximately 367 Shares
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving, among other things, the Service Contracts

"Good Reason"	in respect of Mr. Yang's Service Contract means, broadly speaking: (i) material reduction in Mr. Yang's authority, duties and responsibilities; (ii) reduction in his annual salary; (iii) the Company's material and wilful breach of such Service Contract; or (iv) the Company's inability to obtain the consent of its Shareholders to such Service Contract; and in respect of Ms. Ma's Service Contract means, broadly speaking: (i) material reduction in Ms. Ma's authority, duties and responsibilities; (ii) reduction in her annual salary; (iii) the Company's material and wilful breach of such Service Contract; (iv) Ms. Ma's removal from the Board or failure to be re-elected to the Board; or (v) the Company's inability to obtain the consent of its Shareholders to such Service Contract
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	October 16, 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-voting Shares"	ordinary unlisted shares of nominal value of HK$0.025 each in the ordinary share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares
"Service Contract(s)"	the service contract(s) dated October 9, 2006 entered into by the Company with Mr. Yang Yuanqing, an executive Director and Chairman of the Board and with Ms. Ma Xuezheng, an executive Director, Chief Financial Officer and Senior Vice President of the Company, respectively
"Shareholders"	holders of the Shares and/or Convertible Preferred Shares
"Shares"	ordinary voting shares of nominal value of HK$0.025 each in the share capital of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollar, the lawful currency of the United States of America

This circular contains translations between HK$ and US$ at HK$7.78 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng

Non-executive Directors:
Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang *(alternate Director to Mr. James G. Coulter)*
Mr. Vince Feng *(alternate Director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(alternate Director to Mr. Shan Weijian)*

Independent non-executive Directors:
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

October 19, 2006

To the Shareholders and, for information only,
the holders of Non-voting Shares

Dear Sir or Madam,

APPROVAL OF DIRECTORS' SERVICE CONTRACTS

INTRODUCTION

Mr. Yang Yuanqing was appointed as an executive Director on December 16, 1997 and Chairman of the Board on April 30, 2005. Ms. Ma Xuezheng was appointed as an executive Director on May 15, 1997. Ms. Ma is also the Chief Financial Officer and the Senior Vice President of the Company. On October 9, 2006, the Company entered into the Service Contracts with Mr. Yang and Ms. Ma. The Service Contracts will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

The Compensation Committee, comprising two independent non-executive Directors and a non-executive Director, has been appointed to advise the Shareholders in respect of the Service Contracts. The letter of advice from the Compensation Committee in relation to the Service Contracts is set out on page 10 of this circular.

The purpose of this circular are (i) to provide the Shareholders and the holders of Non-voting Shares with information regarding the Service Contracts; (ii) to set out the recommendation of the Compensation Committee to the Shareholders in respect of the Service Contracts; and (iii) to give notice of the EGM to the Shareholders to consider, and if thought fit, to approve, among other things, the Service Contracts.

APPROVAL OF DIRECTORS' SERVICE CONTRACTS

On October 9, 2006, the Company entered into the Service Contracts with Mr. Yang, an executive Director and Chairman of the Board and with Ms. Ma, an executive Director, Chief Financial Officer and Senior Vice President of the Company, respectively. The Service Contracts will require the approval of the Shareholders at a general meeting (at which Mr. Yang and Ms. Ma and their associates shall not vote on their own respective matter) pursuant to Rule 13.68 of the Listing Rules.

Term and termination

The term of the appointment of Mr. Yang pursuant to the Service Contract, subject to Shareholders' approval according to Rule 13.68 of the Listing Rules, shall be for an unfixed term commencing from October 9, 2006 (the "**Unfixed Term**") and in accordance with the Company's Articles of Association and cannot be terminated by the Company (save for Cause or by voluntary resignation from Mr. Yang upon giving written notice of at least 30 days to the Company or by termination by Mr. Yang for Good Reason or for Mr. Yang's death or disability).

The term of the appointment of Ms. Ma pursuant to the Service Contract, subject to Shareholders' approval according to Rule 13.68 of the Listing Rules, shall also be for an Unfixed Term commencing from October 9, 2006.

Base salary, bonus and other emoluments

Mr. Yang's annual base salary is US$584,503 (approximately HK$4,547,433) and his annual target bonus is US$974,172 (approximately HK$7,579,058). Ms. Ma's annual base salary is US$328,434 (approximately HK$2,555,217) and her annual target bonus is US$433,533 (approximately HK$3,372,887). Mr. Yang's and Ms. Ma's target annual bonuses are only payable if the performance targets for the relevant financial year, as established by the Board or the Compensation Committee, have been met. Pursuant to Mr. Yang's Service Contract, Mr. Yang is also entitled to receive an agreed-upon housing allowance.

In addition, Mr. Yang and Ms. Ma are each entitled to an annual long-term equity incentive award with a target value of US$2,171,291 (approximately HK$16,892,644) and US$800,000 (approximately HK$6,224,000) respectively, which awards shall be subject to the terms of such plans and applicable performance goals as have been or may be established by the Company for such awards. Each of Mr. Yang's and Ms. Ma's annual award shall vest ratably over a four-year period from the date of grant (or such other period as determined by the Board) in accordance with the terms of such plan. Such equity awards may be in the form of, but not limited to, any combination of stock appreciation rights, restricted stock units and other equity or equity-based compensation or cash-based compensation as determined by the Board or the Compensation Committee pursuant to the terms of the Company's applicable plans.

Restrictive covenant

Pursuant to the Service Contracts, each of Mr. Yang and Ms. Ma is bound by a restrictive covenant which provides that for 18 months following the date upon which Mr. Yang or Ms. Ma for any reason cease to be an employee of the Group, each of Mr. Yang and Ms. Ma shall not, among other things and subject to certain exceptions, directly or indirectly engage in any business primarily engaged in the development, manufacture, marketing and sale of computers and related equipment and services (including any and all other business that after the date of the Service Contract and from time to time during the term of the Service Contract, become material with respect to the Group's then-overall business), anywhere that the Group (including the successors and assigns of the Company and its subsidiaries) engages in such business as at the date of termination of the Service Contract.

Termination compensation

Certain provisions of the Service Contracts provide that upon termination of the Service Contracts and subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, each of Mr. Yang and Ms. Ma may be entitled to compensation and other payments (primarily consisting of a portion of the annual salary and annual target bonus, outstanding unvested equity awards and other benefits earned and accrued under the respective Service Contracts) equivalent to more than one year's emoluments depending on a number of factors including the length of service, the amount of the unvested equity awards and the amount of the annual bonus (the "**Relevant Provisions**"). The basis of calculating the compensation and other payments payable to Mr. Yang and Ms. Ma upon termination of the Service Contracts depend largely on the circumstances surrounding the termination – whether the Service Contracts have been terminated by the Company with or without Cause or by Mr. Yang or Ms. Ma with or without Good Reason or upon Mr. Yang's or Ms. Ma's death or disability.

If the Service Contract is terminated upon Mr. Yang's or Ms. Ma's death or disability, each of Mr. Yang and Ms. Ma will be entitled to: (i) receive his/her annual salary and other benefits earned and accrued prior to the date of the termination; and (ii) reimbursement for expenses reasonably and actually incurred prior to the date of termination.

If the Service Contract is terminated by the Company for Cause or by voluntary resignation by Mr. Yang or Ms. Ma, each of Mr. Yang and Ms. Ma will be entitled to payments equivalent to the termination payment payable upon termination upon his/her death or disability as specified above except for any bonuses earned but not paid as at the date of termination.

If the Service Contract is terminated by the Company without Cause or for any reason (in respect of Ms. Ma's Service Contract only) or by Mr. Yang or Ms. Ma for Good Reason, Mr. Yang and Ms. Ma shall each be entitled to: (i) a certain portion of his/her then applicable annual salary plus a certain portion of his/her target annual bonus for each year he/she has been employed by the Company; (ii) pro-rated annual target bonus for the year of such termination (calculated based on the actual number of days elapsed from the beginning of the financial year through to the date of termination and a 365-day year); (iii) other benefits earned and accrued prior to the date of termination; and (iv) all other outstanding unvested equity awards shall be credited with one year of additional vesting as of the date of termination (except for the performance share units which shall be paid pro-rata based on actual months of service). Such payments may exceed Mr. Yang's or Ms. Ma's one year's emoluments under the relevant Service Contract.

The compensation and other payments payable to Mr. Yang and Ms. Ma upon termination of the Service Contracts will be calculated in accordance with the Relevant Provisions, to this extent, the amount will be set according to objective criteria. However, certain components of the compensation package will be subject to the recommendation of the Compensation Committee and approval of the Board.

There will not be a cap on the compensation and other payments payable to Mr. Yang or Ms. Ma upon termination of the respective Service Contract.

Approval at the EGM

The Service Contracts including the Unfixed Term and the Relevant Provisions in the relevant Service Contracts will require approval of the Shareholders at a general meeting of the Company (at which Mr. Yang and Ms. Ma and their associates shall not vote on their own respective matter) pursuant to Rule 13.68 of the Listing Rules. According to the register maintained by the Company pursuant to Part XV of the Securities and Futures Ordinance, as at the Latest Practicable Date, Mr. Yang, together with his associates, had the following interests in the Company, namely, 10,200,000 Shares, 11,250,000 share options and 9,149,141 share awards while Ms. Ma, together with her associates, had the following interests in the Company, namely, 23,074,000 Shares, 6,120,000 share options and 2,993,200 share awards, respectively. In the event that the Service Contracts are not approved by the Shareholders, each of Mr. Yang's and Ms. Ma's Service Contract will continue to be valid except that it will be for a term of three (3) years. The Unfixed Term and the Relevant Provisions in each of Mr. Yang's or Ms. Ma's Service Contract shall forthwith become null and void and any payments which may be made to Mr. Yang or Ms. Ma upon termination of each of Mr. Yang's or Ms. Ma's Service Contract will not exceed Mr. Yang's or Ms. Ma's one year's emoluments. Nevertheless, the remaining provisions of the Service Contracts shall remain in effect.

The Compensation Committee will advise the Shareholders as to whether the terms of the Service Contracts are fair and reasonable and whether it is in the interest of the Company and the Shareholders as a whole and advise the Shareholders on how to vote.

EXPERT

Towers Perrin, who has given an opinion to the Compensation Committee dated October 19, 2006, is an international human resources consultancy firm. Such opinion was given for incorporation into this circular. Towers Perrin has given and has not withdrawn its written consent to the issue of this circular with the references to its name included in this circular. Towers Perrin does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. Further, Towers Perrin does not have any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group, since March 31, 2006, being the date up to which the latest published audited consolidated financial statements of the Group were made up.

THE COMPENSATION COMMITTEE

The Compensation Committee will advise the Shareholders in respect of the Service Contracts. The letter of advice from the Compensation Committee in relation to the Service Contracts is set out on page 10 of this circular.

EXTRAORDINARY GENERAL MEETING

A notice convening an EGM is set out on pages 11 to 13 of this circular. The EGM is being convened for the purpose of considering and, if thought fit, passing ordinary resolutions to approve, among other things, the Service Contracts.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

POLL PROCEDURE

Votes taken at the EGM will be taken by poll.

Pursuant to Article 73 of the Articles of Association of the Company, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting;

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting;

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(d) as required by the applicable Listing Rules.

GENERAL

Copies of the Service Contracts are available for inspection during normal business hours at Norton Rose at 38/F., Jardine House, 1 Connaught Place, Central, Hong Kong for 14 days from the date of this circular.

Your attention is drawn to the letter from the Compensation Committee set out on page 10 of this circular. The Shareholders are advised to read the aforesaid letter before deciding as to how to vote on the ordinary resolutions approving the Service Contracts.

By order of the Board
Yang Yuanqing
Chairman

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

October 19, 2006

To the Shareholders and, for information only,
the holders of Non-Voting Shares

Dear Sir or Madam,

APPROVAL OF DIRECTORS' SERVICE CONTRACTS

We refer to the circular of the Company dated October 19, 2006 issued to the Shareholders (the "**Circular**") of which this letter forms part. Capitalised terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being members of the Compensation Committee, hereby write to advise the Shareholders as to whether, in our opinion, the terms of the Service Contracts are fair and reasonable and the Service Contracts are in the interests of the Company and the Shareholders as a whole.

Having taken into account the recommendations of Towers Perrin, an international human resources consultancy firm, we consider that the terms of the Service Contracts (including the Unfixed Term and the Relevant Provisions) are fair and reasonable and the Service Contracts are in the interest of the Company and the Shareholders as a whole.

We have taken into account the factors considered by Towers Perrin, for example, the terms of the Service Contracts would be market competitive with respect to compensation levels for similar positions in the global technology or personal computer sector and the Hong Kong market; the terms would be consistent with the compensation arrangements for individuals with background, experience and responsibilities comparable to those of Mr. Yang and Ms. Ma; the terms would also align with the Company's business strategy and with reference to market practice in respect of termination-related payments.

We therefore recommend the Shareholders to vote in favour of the resolutions in relation to the Service Contracts.

Yours faithfully,
Compensation Committee
Mr. William O. Grabe
Mr. Wong Wai Ming
Professor Woo Chia-Wei

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at The Harbour Room, 3/F., The Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Tuesday, November 7, 2006 at 3:00 p.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

"(1) **THAT**:

(a) the Service Contract, including the Unfixed Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated October 19, 2006), dated October 9, 2006 entered into by and between the Company and Mr. Yang Yuanqing, an executive Director and Chairman of the Board (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract.

(2) **THAT**:

(a) the Service Contract, including the Unfixed Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated October 19, 2006), dated October 9, 2006 entered into by and between the Company and Ms. Ma Xuezheng, an executive Director, Chief Financial Officer and Senior Vice President of the Company (a copy of which is tabled at the meeting and marked "B" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By order of the Board
Yang Yuanqing
Chairman

Raleigh, October 19, 2006

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Executive Directors:
Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng

Non-executive Directors:
Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang *(alternate Director to Mr. James G. Coulter)*
Mr. Vince Feng *(alternate Director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(alternate Director to Mr. Shan Weijian)*

Independent non-executive Directors:
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders



A letter from the Board is set out on pages 5 to 23 of this circular. A letter from the Independent Board Committee is set out on pages 24 to 25 of this circular. A letter from DBS Asia Capital Limited containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 26 to 42 of this circular.

An ordinary resolution will be proposed at the Extraordinary General Meeting of Lenovo Group Limited to be held at The Harbour Room, 3/F., The Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Tuesday, November 7, 2006 at 3:30 p.m (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 3:00 p.m. on the same date and at the same place) to approve the matters referred to in this circular. The notice convening the Extraordinary General Meeting is set out on pages 48 to 49 of this circular. A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's share registrar in Hong Kong, of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

October 19, 2006

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 5

LETTER FROM THE INDEPENDENT BOARD COMMITTEE 24

LETTER FROM DBS ASIA CAPITAL LIMITED 26

APPENDIX – GENERAL INFORMATION 43

NOTICE OF EXTRAORDINARY GENERAL MEETING 48

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified;
"Amendment Agreements"	means the agreements amending the Transition Services Agreement and Marketing Support Agreement entered into between the Company and IBM on September 22, 2006;
"Articles of Association"	means the Articles of Association of the Company and all supplementary, amended or substituted articles for the time being in force;
"associates"	has the meaning ascribed to it under the Listing Rules;
"Board"	means the board of Directors;
"Company"	means Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the shares of which are listed on the main board of the Stock Exchange;
"connected person"	has the meaning set out in the Listing Rules;
"Continuing Connected Transactions"	means the transactions underlying the Master Services Agreement and the Amendment Agreements;
"Controlling Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 49% of all of the Shares as at the Latest Practicable date;
"Convertible Preferred Shareholders"	means the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each and stated value of HK$1,000 each in the share capital of the Company;
"DBS Asia"	means DBS Asia Capital Limited, being appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder;

"Directors"	means the directors of the Company;
"Effective Date"	means the date on which the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder have been approved by the shareholders of the Company and all other necessary regulatory approvals and consents have been obtained;
"EGM"	means the extraordinary general meeting of the Company to be held, among other things, for the purpose of considering and, if thought fit, approving the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder;
"Group" or "Lenovo"	means the Company and its subsidiaries;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;
"IBM"	means International Business Machines Corporation;
"IBM Acquisition Circular"	means the circular to shareholders of the Company dated December 31, 2004 in respect of (among other things) the very substantial acquisition relating to the personal computer business of IBM and related continuing connected transactions;
"IBM Group"	means IBM and its affiliates;
"Independent Board Committee"	means the independent committee of the Board, comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, being the independent non-executive Directors, established to advise the Independent Shareholders on the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder;
"Independent Shareholders"	means the Voting Shareholders other than those who are required to abstain from voting at the EGM;
"IT"	means information technology;

"IT Services"	means the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services (as defined in the "Letter from the Board");
"Latest Practicable Date"	means October 16, 2006, being the latest practicable date for ascertaining certain information contained in this circular;
"Lenovo (Singapore)"	means Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange in force for the time being;
"Major Country Agreements"	means the Country Agreements (as defined in the "Letter from the Board") in respect of the PRC, Hong Kong, the UK and the USA;
"Marketing Support Agreement"	means the Marketing Support Agreement entered into between the Company and IBM on December 7, 2004;
"Master Services Agreement"	means the agreement entered into between Lenovo (Singapore) and IBM on September 22, 2006;
"Non-voting Shares"	means the ordinary unlisted shares of nominal value HK$0.025 each in the ordinary share capital of the Company, which carry the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares;
"PRC"	means the People's Republic of China;
"Resolution"	means the ordinary resolution to approve the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder at the EGM;
"SFO"	means the Securities and Futures Ordinance (Chapter 571);
"Shareholders"	means holders of the Shares;

"Shares"	means ordinary shares of par value HK$0.025 each in the ordinary share capital of the Company which carry voting rights;
"Stock Exchange"	means the Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning set out in the Listing Rules;
"Transition Services Agreement"	means the Transition Services Agreement entered into between the Company and IBM on December 7, 2004;
"US$"	means US dollars, the lawful currency of US;
"USA"	means the United States of America;
"UK"	means the United Kingdom;
"Voting Shareholders"	means the Convertible Preferred Shareholders and the Shareholders; and
"%"	means per cent.

This circular contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, for all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Board of Directors:

Executive Directors
Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng

Non-executive Directors
Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang *(alternate Director to Mr. James G. Coulter)*
Mr. Vince Feng *(alternate Director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(alternate Director to Mr. Shan Weijian)*

Independent Non-executive Directors
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

Registered office:
23rd Floor,
Lincoln House,
Taikoo Place,
979 King's Road,
Quarry Bay,
Hong Kong

October 19, 2006

To the Voting Shareholders and, for information only,
holders of other securities of the Company
(other than the Voting Shareholders)

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the announcement of the Company dated September 28, 2006 in relation to the Master Services Agreement entered into between Lenovo (Singapore), its wholly-owned subsidiary (for itself and on behalf of Lenovo) and IBM on September 22, 2006. The Company had also on the same date entered into Amendment Agreements amending the Transition Services Agreement and Marketing Support Agreement.

1 INTRODUCTION

IBM is currently providing the Existing IT Services (as defined below) to the Group under the Transition Services Agreement and Marketing Support Agreement, the relevant portions of which will expire on or before May 1, 2008. The Group had evaluated various alternatives for the replacement of the Existing IT Services, including insourcing or outsourcing to other third-party providers such replacement IT services, but ultimately selected IBM to provide such IT services. The Directors note that, although other third parties could provide certain of the IT Services, Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services from IBM using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM under the Transition Services Agreement and Marketing Support Agreement, and the Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other third-party providers would be able to offer.

By the announcement of the Company dated September 28, 2006, it was announced that Lenovo (Singapore), its wholly-owned subsidiary, had on September 22, 2006 entered into a Master Services Agreement with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into Amendment Agreements amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Service(s)**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services (as defined below), the New Transitional IT Services (as defined below) and the New IT Infrastructure Services (as defined below). From the Effective Date, the Interim Services will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend the Master Services Agreement for two additional periods of one year each after August 31, 2013. The Company will re-comply with the Listing Rules in respect of any such renewal.

Since IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined below) and the Termination Fee Cap (as defined below) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined below), are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements. In addition, the Amendment Agreements result in the termination of certain portions of the Transition Services Agreement and the Marketing Support Agreement, which require new annual caps to be set for those agreements.

An independent board committee has been established to consider and advise the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder. DBS Asia has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement, the Amendment Agreements, and the transactions contemplated thereunder.

The main purposes of this circular are:

(i) to provide you with further information regarding the Master Services Agreement, the Amendment Agreements, and the transactions contemplated thereunder;

(ii) to set out the letter of advice from DBS Asia to the Independent Board Committee and the Independent Shareholders in respect of the Master Services Agreement, the Amendment Agreements, and the transactions contemplated thereunder;

(iii) to set out the recommendation and opinion of the Independent Board Committee as advised by DBS Asia to the Independent Board Committee and the Independent Shareholders in respect of the Master Services Agreement, the Amendment Agreements, and the transactions contemplated thereunder; and

(iv) to give you notice of the EGM to consider and, if thought fit, approve the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder.

2 MASTER SERVICES AGREEMENT

On September 22, 2006, the Master Services Agreement was entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company, which set forth the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the IT Services which IBM and its affiliates will provide to the Group on a worldwide basis.

It is contemplated under the Master Services Agreement that individual country agreements ("**Country Agreements**"), incorporating the terms of the Master Services Agreement and describing in detail the IT Services applicable to the relevant location, will be entered into by the relevant local member of the IBM Group and the relevant local member of the Group in different countries. Details of the terms of the Master Service Agreement are as follows:

Date

September 22, 2006

Parties

IBM and Lenovo (Singapore)

Terms

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend all of the Major Country Agreements for two additional periods of one year each after August 31, 2013. The Company will re-comply with the Listing Rules in respect of any such renewal. If the Major Country Agreements are so extended, the Master Services Agreement shall be extended on the same basis, subject to the Company's compliance with the Listing Rules.

The seven-year term of the Master Services Agreement (together with the options to extend the term for two additional periods of one year each) secures better terms and pricing for Lenovo, coupled with some certainty regarding the ability to procure key IT services from a reputable supplier on favourable terms which helps to ensure continuity of operation and smooth integration into Lenovo's new IT infrastructure and architecture. The seven-year term, broadly speaking, comprises of a variation to the existing arrangements in respect of the period up to April 30, 2008, and a five-year term thereafter in respect of the New IT Infrastructure Services. Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser has explained why a term of seven years (together with the options to extend) is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the Independent Board Committee and the Independent Shareholders which is set out on pages 26 to 42 of this circular.

Lenovo (Singapore) may reduce the IT Services or terminate the IT Services altogether as further described below. In the event of any termination of the Master Services Agreement, all the Country Agreements shall be deemed to have terminated on the date of such termination. In the event of a termination of any or all of the Major Country Agreements, Lenovo (Singapore) may terminate the Master Services Agreement.

In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore), at IBM's then-current consulting rates for similar services, to facilitate orderly transfer of services to Lenovo or another third party provider, which should be completed prior to the termination or expiry of the Master Services Agreement. However, if IBM fails to provide such exit assistance on a timely basis, Lenovo (Singapore) may require IBM to continue to provide additional exit assistance until IBM has fulfilled its obligations, subject to the Company's compliance with the Listing Rules.

Guarantee

The Company has guaranteed to IBM the financial obligations of each Group company under each Country Agreement entered into under the Master Services Agreement. Pursuant to the guarantee, if any such Group company fails to make payments pursuant to the relevant Country Agreement, the Company will make such payments, subject to all limitations and defences available to the relevant Group company.

IT Services

Under the Master Services Agreement, IBM Group will provide the IT Services (detailed below) to the Group:

(a) Interim Services

The Existing IT Services previously provided under the Transition Services Agreement and the Marketing Support Agreement will instead, as from the Effective Date, be provided as Interim Services ("**Interim Services**") under the terms set out in the Master Services Agreement. The parties have a preference to bring all IT Services under a single agreement. The Interim Services being provided will remain unchanged from the Existing IT Services and will continue to be provided by IBM until the expiry date as previously set out in the Transition Services Agreement and the Marketing Support Agreement for the relevant Existing IT Service, which will be at various different dates falling on or before the expiry of the Transition Period. The charge rates set out in the Transition Services Agreement and the Marketing Support Agreement remain unchanged, although the terms on which the Interim Services will be provided under the Master Services Agreement include certain additional protections for Lenovo (such as fuller indemnity and warranty provisions). Furthermore, the minimum amount which Lenovo is required to pay to IBM for the purchase of Interim Services has been reduced (from that paid for the Existing IT Services), as further explained below under "Consideration". In the

event that the new IT systems are not operational to replace the Interim Services as they expire, Lenovo (Singapore) has the option to require IBM to continue to provide certain of the Interim Services on similar terms for periods of various different lengths (not exceeding 8 months) following the date of expiry of the Transition Services Agreement, provided that the aggregate cost of such extensions does not exceed US$18.5 million in the year ending March 31, 2008 (approximately HK$144.3 million) and US$82 million in the year ending March 31, 2009 (approximately HK$639.6 million).

(b) New Transitional IT Services

IBM will provide the New Transitional IT Services ("**New Transitional IT Services**") under the terms set out in the Master Services Agreement during the Transition Period. The New Transitional IT Services include: consulting and software development services to assist Lenovo in building and configuring its new IT application architecture; data migration and data extraction services to assist in the separation of data from the current legacy IBM systems; interim system enhancement work to support the continued operations during the Transition Period; and infrastructure transition and operation services to transition Lenovo to the new IT infrastructure. These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

(c) New IT Infrastructure Services

IBM will provide the New IT Infrastructure Services ("**New IT Infrastructure Services**") under the terms set out in the Master Services Agreement from May 1, 2008 until the expiry or termination of the Master Services Agreement. The New IT Infrastructure Services comprise operational services for Lenovo's new IT architecture including in the following areas: IT Helpdesk; End User Services, Groupware Services, Security Services, Network Operations Services, WAN Services, HUB Services, Voice Network Services, Server Operations Services, AD/M Services, BusinessTone Services and Enterprise Support Services (each a "**Service Tower**" and has the meaning ascribed to it in the Master Services Agreement). These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

Additions and changes to the IT Services can be made at Lenovo's request, which IBM shall use its reasonable endeavours to fulfill. Any additional services shall be provided based on the pre-determined charge rates set out in the Master Services Agreement.

Consideration

The prices for the IT Services were mutually agreed between IBM and Lenovo (Singapore). The Master Services Agreement contains pre-determined charge rates for each of the IT Services which vary depending on certain factors designed to measure the

volume of usage of each aspect of the IT Services and depending on the Country Agreement under which the services are provided. Lenovo has agreed to pay a fixed aggregate charge in respect of the Interim Services and the New Transitional IT Services (for which it will receive such amount of services as can be purchased at the pre-determined charge rates); there is no minimum or maximum aggregate charge in respect of the New IT Infrastructure Services.

(a) Charges for Interim Services

The charge rates previously set out in the Transition Services Agreement and the Marketing Support Agreement for the Existing IT Services remain unchanged under the Master Services Agreement for the Interim Services. Prior to the Amendment Agreements, the amounts payable by Lenovo to IBM for the Interim Services under the Transition Services Agreement and the Marketing Support Agreement were a minimum of US$196.9 million (approximately HK$1,535.8 million) for the year ending April 30, 2007 and a minimum of US$174.8 million (approximately HK$1,363.4 million) for the year ending April 30, 2008 ("**Previous IT Services Payments**"). The Transition Services Agreement and Marketing Support Agreement contemplate that as Lenovo reduces its need for the Existing IT Services, it may apply a portion of the charges payable under those agreements in purchasing new IT Services from IBM on terms to be agreed between the parties from time to time. It has been agreed under the Master Services Agreement that based upon Lenovo's projected reduction in need for the Existing IT Services, Lenovo would reduce the allocation of the Previous IT Services Payments directed to the Interim Services to US$52.8 million (approximately HK$411.8 million) in respect of the period from September 1, 2006 to April 30, 2007 and a minimum of US$88.8 million (approximately HK$692.6 million) in respect of the year ending April 30, 2008 (the "**Interim Services Payments**").

(b) Charges for New Transitional IT Services

It has been agreed under the Master Services Agreement that Lenovo will be able to apply a portion of the Previous IT Services Payments towards the New Transitional IT Services. Accordingly, Lenovo will pay IBM US$62 million (approximately HK$483.6 million) for New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 and US$86 million (approximately HK$670.8 million) for New Transitional IT Services in respect of the year ending April 30, 2008 ("**New Services Payments**"). The New Services Payments represent a portion of the Previous IT Services Payments (pro-rated in the case of the period from the September 1, 2006 to April 30, 2007) which Lenovo is now entitled under the Master Services Agreement to apply towards the purchase of New Transitional IT Services, as it has reduced its need for Interim Services and the amounts it is required to pay in respect of Interim Services.

Lenovo may choose which New Transitional IT Services it will purchase from IBM at the pre-determined charge rates in consideration of the New Services

Payments, save that infrastructure related services and infrastructure transition services, cannot exceed US$15 million (approximately HK$117 million) in respect of the period from September 1, 2006 to April 30, 2007 and US$37.7 million (approximately HK$294 million) in respect of the year ending April 30, 2008. To the extent that Lenovo has not used New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 which represent the full amount of US$62 million New Services Payments for that period, it will be entitled to carry forward a credit of up to US$32 million (approximately HK$249.6 million) which can be used to purchase New Transitional IT Services in respect of the year ending April 30, 2008 (although the actual New Services Payments by Lenovo will be unaffected).

(c) Charges for New IT Infrastructure Services

In respect of each of the years from May 1, 2008 until the expiry or termination of the Master Services Agreement, Lenovo (Singapore) will pay to IBM aggregate charges ("**Annual Service Charges**") for New IT Infrastructure Services. The Annual Service Charges are based on pre-determined charge rates set out in the Master Services Agreement for each of the New IT Infrastructure Services to be provided. As from two years after the commencement of the relevant New IT Infrastructure Services (or, in the case of PRC-based services, as from May 1, 2008), Lenovo will be entitled to exercise a benchmarking mechanism for the Annual Service Charges by a Service Tower, requiring an independent third-party, in certain circumstances, to reassess the charge rates for any or all of the New IT Infrastructure Services. The benchmarking mechanism can result in a reduction, but not an increase, in the Annual Service Charges.

The Master Services Agreement contains baselines representing current estimates of the value of New IT Infrastructure Services (based on the pre-determined charges) which Lenovo may purchase during the term of the Master Services Agreement. Lenovo (Singapore) may reduce the amount of New IT Infrastructure Services it purchases to less than the baselines. However, such reductions in services will only result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party to provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

Charges will be invoiced to Lenovo on a monthly basis based on the baselines, with credits or additional charges being applied to the following month's invoice depending on the actual volume of the services used compared to the baseline. The parties have also provided a mechanism for reducing or increasing the amount of New IT Infrastructure Services used and the charges for such increases or reductions. There is no minimum amount which Lenovo is required to pay in respect of New IT Infrastructure Services (or any other IT Services) during the years from May 1, 2008 until the expiry or termination of the Master Services Agreement.

To the extent that any New IT Infrastructure Services can be used prior to April 30, 2008, Lenovo will be entitled to apply the New Services Payments towards the purchase of New IT Infrastructure Services during that period (subject to the restrictions set forth in the Master Services Agreement).

(d) Estimated Total Charges for the IT Services

The estimates of the Interim Services Payments, the New Services Payments and the Annual Service Charges (based on current estimates of utilisation of services, and the baselines for the New IT Infrastructure Services) are as follows:

Table 1 *(in US$ millions)*

	Year ending March 31, 2007	**Year ending March 31, 2008**	**Year ending March 31, 2009**	**Year ending March 31, 2010**	**Year ending March 31, 2011**	**Year ending March 31, 2012**	**Year ending March 31, 2013**	**Period from April 1, 2013 to August 31, 2013**
Interim Services Payments	52.8	88.8	14.4	0	0	0	0	0
New Services Payments	62	86	0	0	0	0	0	0
Annual Service Charges	0	0	57.1	55.5	53.8	53.6	53.3	15.5
TOTAL	114.8	174.8	71.5	55.5	53.8	53.6	53.3	15.5

Notes:

1. The Table does not include any adjustments for the costs of inflation per the Economic Change Adjustment (as defined below).

2. All fees are in millions of US Dollars.

(e) Termination Charges

If Lenovo (Singapore) terminates the Master Services Agreement for (i) its convenience, (ii) as a result of IBM becoming subject to certain insolvency events or (iii) certain events leading to a change in ownership or control of IBM, Lenovo (Singapore), or its affiliates, as appropriate, will pay IBM termination charges as set forth in the Master Services Agreement plus IBM's reasonable wind down charges (which will not exceed, in aggregate, the Termination Fee Cap set out below except where the wind down charges fall instead under the Fee Cap set out in Table 2). Lenovo shall not be permitted to terminate for its convenience prior to April 30, 2009. Termination charges will not be payable in the event Lenovo terminates the Master Services Agreement because of IBM's failure to agree to any changes in the charges resulting from the reassessment of such charges under the benchmarking

provisions (although certain wind down charges may be payable). Nor will termination charges be payable in the event of a change in ownership or control of IBM where control is acquired by a competitor of Lenovo or an entity with which Lenovo has terminated a contract for cause in the previous twenty four months.

(f) Hourly Charges

Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to IT systems used to deliver the services, or support for new employee benefits and programs offered by the Group.

(g) Economic Change Adjustment

Charges under the Master Services Agreement are subject to adjustment ("**Economic Change Adjustment**") beginning in 2008 to account for inflation on a regional basis, and fluctuations in foreign exchange rates.

The above charges are negotiated on an arm's length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

3 FEE CAP AND ITS BASIS FOR DETERMINATION

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the term under the Master Services Agreement, including any additional resource charges or hourly services or certain wind down charges, will be as follows (the "**Fee Cap**"):

Table 2 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
130	207	100	65	68	71	74	32

Note:

1. The Fee Cap does not include the termination charges payable upon the various termination events under the Master Services Agreement.

2. All fees are in millions of US Dollars.

The aggregate amount paid under the Transition Services Agreement and the Marketing Support Agreement (which includes the Existing IT Services that will be provided as Interim Services under the Master Services Agreement) in respect of the period from April 30, 2005 (the commencement of those agreements) until March 31, 2006 was US$198.3 million (approximately HK$1,546.7 million) under the Transition Services Agreement and US$194.3 million (approximately HK$1,515.5 million) under the Marketing Support Agreement. The aggregate amount paid for the Existing IT Services under the Transition Services Agreement and the Marketing Support Agreement in respect of the period from April 30, 2005 until March 31, 2006 was US$141 million (approximately HK$1,099.8 million) and US$40 million (approximately HK$312 million) respectively.

The Fee Cap is higher during the first three years of the Master Services Agreement than the succeeding years, because the estimated costs of the services under the Master Services Agreement are likely to be higher during the period in which Lenovo is transitioning to the new IT infrastructure, compared to the ongoing operational costs of the new IT infrastructure after May 2008. Please refer to Table 1 above for further clarification. The Fee Cap for the year ending March 31, 2007 is lower than the historical figures because it relates only to the IT Services, which will only be provided under the Master Services Agreement during that period as from the commencement of that agreement. It does not relate to the Existing IT Services, which will continue to be provided under the Transition Services Agreement and the Marketing Support Agreement up until such agreements are amended pursuant to the Amendment Agreements.

The Fee Cap is calculated and determined after taking into account the following:

(a) the aggregate amount of the charges set out in Table 1 above;

(b) Lenovo's decision to extend some or all of the Interim Services;

(c) An approximate 15% annual buffer above the anticipated charges in respect of the New IT Infrastructure Services to provide flexibility in the event of higher than expected demand for new IT Services and/or New IT Infrastructure Services, which may arise from future growth of Lenovo's business, an increase in the number of personnel, increased requirements for IT services arising from unexpected issues on the interim interface, the creation of a new IT infrastructure and/or the transition to such new infrastructure or other circumstances; and

(d) an Economic Change Adjustment at historic rates.

4 TERMINATION FEE CAP AND ITS BASIS FOR DETERMINATION

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate amount (the "**Termination Fee Cap**") payable under the Master Services Agreement will be as set out below against the relevant contract year in which termination occurs:

Table 3 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
N/A	N/A	N/A	40	24	11	3	1

Notes:

1. Lenovo does not have a contractual right to terminate for convenience until April 1, 2009.

2. All fees are in millions of US Dollars.

The Termination Fee Cap is calculated and determined after taking into account the termination charges provided under the Master Services Agreement and the wind down charges that may be incurred by IBM upon termination of the Master Services Agreement, the calculation of which is dependent upon, among other things, employee severance obligations of IBM, unamortized third-party software licence fees, third-party contract termination fees and costs of redeploying equipment.

5 THE AMENDMENT AGREEMENTS

Date

September 22, 2006

Parties

IBM and the Company

Terms

The Existing IT Services will no longer be provided under the Transition Services Agreement and the Marketing Support Agreement as from the Effective Date. The relevant TSA Service Description Attachments (as defined in the IBM Acquisition Circular) and similar attachments under the Transition Services Agreement will be terminated. The charges previously payable for such Existing IT Services will also cease to be payable.

The Transition Services and the MSA Services (each as defined in the IBM Acquisition Circular) which are not Existing IT Services shall continue to be provided under the Transition Services Agreement and the Marketing Support Agreement (as the case may be) and the terms of, and charges for the provision of, such services will be unchanged. Such services include (under the Transition Services Agreement) certain marketing and sales support services, development services, supply chain services and warranty services and (under the Marketing Support Agreement), marketing support and certain related sales support services and incentives and commissions support services.

As a result of the termination of the Existing IT Services under the Transition Services Agreement and the Marketing Support Agreement, the Company has set new annual caps for these agreements, which are set out below.

6 REVISED ANNUAL CAPS UNDER THE AMENDMENT AGREEMENTS AND ITS BASIS FOR DETERMINATION

At an extraordinary general meeting of the Company held on January 27, 2005, the independent shareholders approved annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement. The annual caps for the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing (as defined in the IBM Acquisition Circular) were US$285 million (approximately HK$2,223 million), US$223 million (approximately HK$1,739.4 million) and US$197 million (approximately HK$1,536.6 million), respectively. The annual caps for the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing were US$291 million (approximately HK$2,269.8 million), US$278 million (approximately HK$2,168.4 million), US$194 million (approximately HK$1,513.2 million), US$77 million (approximately HK$600.6 million) and US$26 million (approximately HK$202.8 million), respectively.

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the remaining term of each of the Transition Services Agreement and the Marketing Support Agreement (each as amended by the Amendment Agreements) will be reduced as a result of the termination of the Existing IT Services under those agreements. As from the Effective Date, the revised annual caps ("**Revised Annual Caps**") will be as follows:

Table 4 *(in US$ millions)*

	Period ending March 31, 2007	**Year ending March 31, 2008**	**Year ending March 31, 2009**	**Year ending March 31, 2010**
Transition Services Agreement	12	10	2	–
Marketing Support Agreement	53	1	–	–

Notes:

1. All amounts are in millions of US Dollars.

2. Certain of the services provided under the Transition Services Agreement may continue until April 30, 2008, being 36 months after the Initial Closing (as defined in the IBM Acquisition Circular).

The above replace the existing annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement as set out above.

The Revised Annual Caps have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to the agreements, plus a 10% premium to account for any uncertainties. No annual cap has been set in respect of the Marketing Support Agreement for the year ending March 31, 2009 or subsequent years, because the Company does not expect further services to be provided under the Marketing Support Agreement after April 1, 2008. Since the annual caps set out in Table 4 above result in the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) being less than 2.5%, the Revised Annual Caps are exempted from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Transition Services Agreement and the Marketing Support Agreement will continue to be subject to the annual review by the independent non-executive directors and confirmation by the auditors of the Company in accordance with Rules 14A.37 and 14A.38 of the Listing Rules. The Directors (including the independent non-executive directors) are of the opinion that the Amendment Agreements, and the Revised Annual Caps for each of the Transition Services Agreement and the Marketing Support Agreement, are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

7 REASONS FOR, AND BENEFITS OF, THE CONTINUING CONNECTED TRANSACTIONS

IBM is currently providing the Existing IT Services to the Group under the Transition Services Agreement and Marketing Support Agreement, the relevant portions of which will expire on or before May 1, 2008. The Group had evaluated various alternatives for the replacement of the Existing IT Services, including insourcing or outsourcing to other third-party providers such replacement IT Services, but ultimately selected IBM to provide such IT services. The Directors note that, although other third parties could provide certain of the IT Services, Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services from IBM using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM under the Transition Services Agreement and Marketing Support Agreement, and the Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other third-party providers would be able to offer.

Furthermore, IBM has additional advantages as a supplier of the IT Services, including the fact that IBM is the current system provider which should make the conversion and transition to the new IT infrastructure and architecture easier; IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; Lenovo has an established working relationship with IBM and a track record in procuring IT solutions from IBM; and IBM has agreed to competitive charge rates for the IT Services coupled with the right for Lenovo to reduce the charge rates if they are not benchmarked to market rates in the industry.

Having considered these and other factors, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a new IT infrastructure and architecture efficiently and cost-effectively, and represents a competitive way to procure information technology services worldwide whilst achieving savings compared to current and actual expenses. The Directors consider that the Master Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

8 LISTING RULES IMPLICATIONS

IBM is a substantial shareholder of the Company and, thus, a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios set out in Table 2 and 3 (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap and the Termination Fee Cap respectively payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap, are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.41 of the Listing Rules. Pursuant to Rule 14A.35 of the Listing Rules, the period of the written agreement for the continuing connected transaction must not exceed 3 years. As the Master Services Agreement is for a seven-year term, an independent financial adviser will need to explain why a longer duration is required and confirm that it is normal business practice for contracts of this type to be of such duration. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements. Since the Revised Annual Caps set out in Table 4 above result in the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) being less than 2.5%, the Revised Annual Caps are exempted from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(a) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(b) the Master Services Agreement is renewed or there is a material change to the terms thereto.

9 INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

10 INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company.

11 INFORMATION ON IBM

IBM is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

12 PROCEDURE FOR DEMANDING A POLL

Votes taken at the EGM to seek approval of the Master Services Agreement, the Fee Cap and the Termination Fee Cap, and the Amendment Agreements will be taken by poll.

Pursuant to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

(a) by the chairman presiding at any meeting of members of the Company;

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the rights to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(e) as required by the applicable Listing Rules.

Pursuant to the Articles of Association, "member" is defined as duly registered holders from time to time of the shares in the capital of the Company and "share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied.

13 EXTRAORDINARY GENERAL MEETING

The notice convening the EGM to be held on November 7, 2006 at 3:30 p.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 3:00 p.m. on the same date and at the same place) at which the Resolution will be proposed is set out on pages 48 and 49 of this circular.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Abacus Share Registrars Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM and any adjourned meeting (as the case may be) should you so wish.

14 GENERAL

IBM and its associates shall abstain from voting on the Resolution in connection with the approval of the Master Services Agreement, the Fee Cap and the Termination Fee Cap, and the Amendment Agreements at the EGM. The Directors are of the view that the Controlling Shareholder and its associates do not have any interest in the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder which is different from the interest of the other Voting Shareholders (excluding IBM and its associates).

On September 21, 2006, the Controlling Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Controlling Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the members (as defined in the Articles of Association) (or any adjournment thereof) in favour of the Resolution. On September 28, 2006, General Atlantic Partners (Bermuda), L.P. has given a voting undertaking to the Company to vote and procure its affiliates to vote in favour of the Master Services Agreement and the transactions contemplated thereunder at the EGM.

As at the Latest Practicable Date, IBM held 931,870,515 Shares and 375,282,756 Non-voting Shares representing approximately 14.7% of the issued ordinary share capital (including Shares and Non-voting Shares but excluding Convertible Preferred Shares) and approximately 9.8% of the total voting rights. IBM and its associates shall abstain from voting on the Resolution. As at the Latest Practicable Date, as far as the Company is aware, having made all reasonable enquiries:

(a) IBM controlled or was entitled to exercise control over the voting rights in respect of its Shares;

(b) (i) there were no voting trust or other agreement or arrangement or understanding (other than an outright sale) entered into by or binding upon IBM; and

(ii) there were no obligations on or entitlements of IBM as at the Latest Practicable Date,

whereby IBM had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its Shares to third parties, either generally or on a case-by-case basis; and

(c) there were no discrepancies between the beneficial shareholding interest of IBM in the Company as disclosed in this circular and the number of Shares in respect of which it will control or will be entitled to exercise control over the voting right at the EGM.

15 RECOMMENDATIONS

The Independent Board Committee is required to advise the Independent Shareholders on the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder. DBS Asia has been appointed as the independent financial adviser to the Independent Board Committee and Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 24 to 25 of this circular, which contains its recommendations to the Independent Shareholders, and the letter from DBS Asia set out on pages 26 to 42 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in respect of the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder.

Having taken into account the recommendation and advice from DBS Asia in relation to the Master Services Agreement (as contained in "Letter from DBS Asia Capital Limited" on pages 26 to 42 of this circular), the Independent Board Committee is of the view that the terms of the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder are fair and reasonable and the entering into of the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder, in accordance with the terms set out in the Master Services Agreement and the Amendment Agreements, are in the interests of the Company and its shareholders as a whole.

Accordingly, the Directors (including the independent non-executive Directors) consider that the terms of the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder are fair and reasonable and the entering into of the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder, in accordance with the terms set out in the Master Services Agreement and the Amendment Agreements, are in the interests of the Company and its shareholders as a whole and so far as the Company and the Independent Shareholders are concerned.

The Resolution will be decided by way of a poll.

The Company will publish an announcement on the results of the EGM on the business day following the EGM with respect to whether or not the Resolution has been passed by the Independent Shareholders.

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yang Yuanqing
Chairman

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

October 19, 2006

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated October 19, 2006 (the "**Circular**"), of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter will have the same meanings given to them in the section headed "Definitions" of the Circular.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether the entering into of the Master Services Agreement (which is for a duration exceeding three years), the Amendment Agreements and the transactions contemplated thereunder are in the interest of the Company and its shareholders as a whole and the terms thereof and the Fee Cap and the Termination Fee Cap are fair and reasonable so far as the Independent Shareholders are concerned. DBS Asia has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement, the Fee Cap and the Termination Fee Cap, and the Amendment Agreements.

We wish to draw your attention to the letter of advice from DBS Asia as set out on pages 26 to 42 of the Circular and the letter from the Board set out on pages 5 to 23 of the Circular.

Having taken into account the information contained in the "Letter from the Board" and the recommendation and advice of DBS Asia, we are of the opinion that the terms of the Master Services Agreement (which is for a duration exceeding three years), the Fee Cap and the Termination Fee Cap, and the Amendment Agreements are fair and reasonable and the entering into of the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder, in accordance with the terms set out in the Master Services Agreement and Amendment Agreements, are in the interests of the Company and its shareholders as a whole and so far as the Company and the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the Resolution.

Yours faithfully,
Independent Board Committee
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

The following is the text of the letter of advice dated October 19, 2006 from DBS Asia to the Independent Board Committee and Independent Shareholders for the purpose of incorporation into this circular.



October 19, 2006

*To the Independent Board Committee
and Independent Shareholders of
Lenovo Group Company Limited*

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the independent financial adviser to the Independent Board Committee and Independent Shareholders in relation to the Continuing Connected Transactions, details of which are set out in the letter from the Board ("Letter from the Board") in the circular of the Company to its Shareholders dated October 19, 2006 (the "Circular"), of which this letter forms part. Expressions used in this letter shall have the same meanings as defined in the Circular or the Letter from the Board, unless the context otherwise requires.

Since IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company which are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and the Marketing Support Agreement, which are also subject to the reporting, announcement and independent shareholders' approval requirements. In addition, the Amendment Agreements result in the termination of certain portions of the Transition Services Agreement and the Marketing Support Agreement, which require new annual caps to be set for those agreements.

Our scope of work under this engagement is to assess the fairness and reasonableness of the terms of the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, insofar as the Independent Shareholders are concerned and whether from this perspective the Master Services Agreement and the Amendment Agreements are in the interest of the Company as a whole. It is also within our scope of work to explain why the duration of the Master Services Agreement, which is in excess of three years, is reasonable under the context and that it is normal business practice for contracts of this type to be of such duration. It is, however, not within our scope of work to opine on any other aspects of the Master Services Agreement and the Amendment Agreements, and on the other transactions described in the Circular. In addition, it is not within our terms of reference to comment on the commercial merits of the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, which is the responsibility of the Directors.

In formulating our opinion and recommendation, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors, and advisers and representatives of the Company (including those contained or referred to in the Circular). We have also assumed that the information and representations contained or referred to in the Circular were true and accurate in all respects at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information contained or referred to in the Circular, and the information and representations provided to us by the Directors, advisers and representatives of the Company. We have also made reference to certain information available to the public which is generally perceived to be from reliable or professional sources and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have been provided with, and have reviewed, sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular, or provided by the Directors, advisers and representatives of the Company, and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or any of its respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and advice to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions, we have considered the principal factors and reasons set out below:

1. MASTER SERVICES AGREEMENT

(a) Background

As disclosed in the Letter from the Board, the Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems.

The Master Services Agreement sets out the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the IT Services which IBM and its affiliates will provide to Lenovo on a worldwide basis.

It is contemplated under the Master Services Agreement that Country Agreements, incorporating the terms of the Master Services Agreement and describing in detail the IT Services applicable to the relevant location, will be entered into by the relevant local member of the IBM Group and the relevant local member of the Group in different countries.

Under the Master Services Agreement, IBM Group will provide three categories of IT services to Lenovo: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services, a summary of which is as follows:

Interim Services

The Interim Services relate to the Existing IT Services previously provided under the Transition Services Agreement and the Marketing Support Agreement which will be provided between Effective Date and April 30, 2008. The Interim Services being provided will remain unchanged from the Existing IT Services and will continue to be provided by IBM during the Transition Period.

New Transitional IT Services

The New Transitional IT Services that have not been provided by IBM to Lenovo prior to the Effective Date will be provided during the Transition Period, including:

(i) consulting and software development services to assist Lenovo in building and configuring its new IT application architecture;

(ii) data migration and data extraction services to assist in the separation of data from the current legacy IBM systems;

(iii) interim system enhancement work to support the continued operations during the Transition Period; and

(iv) infrastructure transition and operation services to transition Lenovo to the new IT infrastructure.

New IT Infrastructure Services

New operational services for Lenovo's new IT architecture will be effective from May 1, 2008 until the expiry or termination of the Master Services Agreement. These new IT Infrastructure Services are divided into Service Towers including IT Helpdesk, End User Services, Groupware Services, Security Services, Network Operations Services, WAN Services, HUB Services, Voice Network Services, Server Operations Services, AD/M Services, BusinessTone Services and Enterprise Support Services.

(b) Rationale

We understand from the Directors that the primary reasons for terminating the Existing IT services under Transition Services Agreement and Marketing Support Agreement and combining such services into one agreement under Master Services Agreement are: (i) simplicity and clarity (i.e. the Directors prefer to look into one combined agreement to describe their IT relationship with IBM); and (ii) the terms on which the Interim Services will be provided under the Master Services Agreement include certain additional protections for Lenovo (such as fuller indemnity and warranty provisions) which are expected to improve Lenovo's legal position.

Whilst certain of the IT Services could be outsourced to other third-party providers, we understand from the Directors that Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services from IBM to build up its new IT infrastructure and applications using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM under the Transition Services Agreement and Marketing Support Agreement. The Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other third-party providers would be able to offer.

Furthermore, the Directors consider that IBM has additional advantages as a supplier of the IT Services, including the fact that: (i) IBM is the current system provider which should make the conversion and transition to the new IT infrastructure and architecture easier because of its familiarity with the IT Services and its expertise as well as compatibility with the products of the IT Services; (ii) IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; (iii) Lenovo has an established working relationship with IBM and a track record in procuring IT solutions from IBM; and (iv) IBM has agreed to provide competitive charge rates for the IT Services coupled with the right for Lenovo to reduce the charge rates if they are not benchmarked to market rates in the industry. Entering into the Master Services Agreement will assist the Group to develop a new IT infrastructure and architecture efficiently and cost-effectively, and represents a competitive way to procure IT services worldwide whilst achieving savings compared to current and actual expenses.

The Directors believe that based upon the economics of Lenovo's current situation (i.e. the annual committed spending with IBM under the Transition Services Agreement and Marketing Support Agreement), and after considering the above factors, there is no other directly comparable service provider as IBM that will be able to provide the IT Services more efficiently and at favourable fees and charges.

Having considered the business nature of the Company and its needs for IT services and to develop a new IT infrastructure, and the background of IBM in providing IT services and systems to the Company and the competitive charge rates for IT services to be provided by IBM to the Company, we consider that the rationale for the Master Services Agreement is sound and reasonable.

(c) Duration of the Master Services Agreement

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend all of the Major Country Agreements for two additional periods of one year each after August 31, 2013. Pursuant to Rule 14A.35(1) of the Listing Rules, a company entering into a continuing connected transaction should have the period for the relevant agreement as a fixed term, except in special circumstances, of not exceeding three years. The Directors have advised that the general rationale for the terms of the continuing connected transaction being in excess of three years are as follows:

(i) a period of longer than three years is common for IT Services of a similar nature and scale and is necessary to ensure continuity in operation, smooth integration of the business before Lenovo can build up and operate its new IT infrastructure and architecture due to the upfront expenditure and investment that is required to undertake such a project; and

(ii) to allow both Lenovo and IBM to mutually benefit from their co-operation to work together; for example, Lenovo is benefiting from better terms and pricing offered by IBM in oppose to other third-party providers due to the "credits" and benchmarking mechanisms, while enjoying the benefit of using the IBM brand and securing IBM as its largest enterprise customer; and IBM is receiving guaranteed customers from Lenovo for its after-sales and financing services; and

(iii) to allow the management of Lenovo to focus their attention and resources on the transition and growth of the business, instead of the provision of IT Services which are not its core business, but just peripheral to the business of Lenovo.

In our review as to whether the duration of the Master Services Agreement in excess of three years is a normal business practice for contracts of this nature, we have considered the following:

1. *Previous agreements between Lenovo and IBM*

In our analysis of the duration of the Master Services Agreement, we reviewed the IBM Acquisition Circular which sets out information in relation to certain previous agreements between Lenovo and IBM. A number of the agreements were for durations in excess of three years, as described below:

Type of agreement	Nature of services	Duration
Strategic Financing and Asset Disposition Services Agreement	Provision of strategic financing and asset disposition services	Five years
IGS Services Agreement	Provision of maintenance and warranty services	Five years and renewable automatically for further one year
Internal Use Purchase Agreement	Purchase of inventories for internal use	Five years
Marketing Support Agreement	Provision of marketing support services	Five years

2. *Other transactions in the IT industry*

We have conducted searches for IT services transactions between IT services providers such as IBM, Computer Sciences Corporation, Electronic Data Systems Corporation and Atos Origin SA and their customers. Such IT services transactions are in respect of the provision of IT support, integration of IT infrastructure, provision of systems integration services and other IT services. While there are no databases containing full domain of all IT services transactions, we have identified seven IT services transactions during 2003 and 2006 which have contract duration of between five years and nine years. This suggests that IT services transactions with contract duration in excess of three years are not uncommon in the industry and supports our view that it is normal business practice for contracts in the similar nature of the Master Services Agreement to have duration in excess of three years.

It should also be noted that although there are a number of precedents for IT services transactions with contract duration in excess of three years, the Master Services Agreement is effectively a combination of a five-year operational agreement for the new infrastructure (commencing from May 2008) and an alteration to the terms under which existing services are already provided in transitioning to the new infrastructure between now and May 2008.

In view of the foregoing considerations and the rationale discussed above, we consider that there is a special circumstance under the context and the duration of the Master Services Agreement being in excess of three years is reasonable and that it is normal business practice for contracts of similar nature to have duration in excess of three years under the context.

(d) Pricing

The prices for the IT Services were mutually agreed between IBM and Lenovo (Singapore). The Master Services Agreement contains pre-determined charge rates for each of the IT Services which vary depending on certain factors designed to measure the volume of usage of each aspect of the IT Services and depending on the relevant Country Agreement under which the services are provided. Lenovo has agreed to pay a fixed aggregate charge in respect of the Interim Services and the New Transitional IT Services (for which it will receive such amount of services as can be purchased at the pre-determined charge rates); there is no minimum or maximum aggregate charge in respect of the New IT Infrastructure Services.

Interim Services

The charge rates previously set out in the Transition Services Agreement and the Marketing Support Agreement for the Existing IT Services remain unchanged under the Master Services Agreement for the Interim Services. The payment represents a pro-rated portion of the charges identified in the Transition Services Agreement and the Marketing Support Agreement for the remainder of the fiscal year, less the "credits" for the New Transitional IT Services from IBM, the terms of which were agreed between the parties based upon Lenovo's projected reduction in need for the Existing IT Services.

New Transitional IT Services

It has been agreed under the Master Services Agreement that Lenovo will be able to apply a portion of the Previous IT Services Payments towards the New Transitional IT Services. Accordingly, Lenovo will pay IBM US$62 million (approximately HK$483.6 million) for New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 and US$86 million (approximately HK$670.8 million) for New Transitional IT Services in respect of the year ending April 30, 2008. The New Services Payments represent a portion of the Previous IT Services Payments (pro-rated in the case of the period from the September 1, 2006 to April 30, 2007) which Lenovo is now entitled under the Master Services Agreement to apply towards the purchase of New Transitional IT Services, as it has reduced its need for Interim Services and the amounts it is required to pay in respect of Interim Services.

As we understand from the Directors, Lenovo may choose which New Transitional IT Services it will purchase from IBM at the pre-determined charge rates in consideration of the New Services Payments, save that infrastructure related services and infrastructure transition services, cannot exceed US$15 million (approximately HK$117 million) in respect of the period from September 1, 2006 to April 30, 2007 and US$37.7 million (approximately HK$294 million) in respect of the year ending April 30, 2008. To the extent that Lenovo has not used New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 which represent the full amount of US$62 million New Services Payments for that period, it will be entitled to carry forward a credit of up to US$32 million (approximately HK$249.6 million) which can be used to purchase New Transitional IT Services in respect of the year ending April 30, 2008 (although the actual New Services Payments by Lenovo will be unaffected). The charges for the New Transitional IT Services will be billed to Lenovo on a pre-paid basis monthly, regardless of the actual use of the services.

New IT Infrastructure Services

In respect of each of the years from May 1, 2008 until the expiry or termination of the Master Services Agreement, Lenovo (Singapore) will pay to IBM Annual Service Charges for New IT Infrastructure Services. The Annual Service Charges are based on pre-determined charge rates set out in the Master Services Agreement for each of the New IT Infrastructure Services to be provided, which have been newly negotiated. The charge rates will not change over the term of the agreement, but there is a mechanism to allow Lenovo to reduce the charge rates if they are higher than the market norm. As from two years after the commencement of the relevant New IT Infrastructure Services (or, in the case of PRC based services, as from May 1, 2008), Lenovo will be entitled to exercise such benchmarking mechanism for the Annual Service Charges by Service Tower, requiring an independent third-party, in certain circumstances, to re-assess the charge rates for any or all of the New IT Infrastructure Services. The benchmarking mechanism can result in a reduction, but not an increase, in the Annual Service Charges.

According to the Letter from the Board, the Master Services Agreement contains baselines representing current estimates of the value of New IT Infrastructure Services (based on the pre-determined charges) which Lenovo may purchase during the term of the Master Services Agreement. Lenovo (Singapore) may reduce the amount of New IT Infrastructure Services it purchases to less than the baselines. However, such reductions in services will only result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

Charges will be invoiced to Lenovo on a monthly basis based on the baselines, with credits or additional charges being applied to the following month's invoice depending on the actual volume of the services used compared to the baseline. The parties have also provided a mechanism for reducing or increasing the amount of New IT Infrastructure Services used and the charges for such increases or reductions. There is no minimum amount which Lenovo is required to pay in respect of New IT Infrastructure Services (or any other IT Services) during the years from May 1, 2008 until the expiry or termination of the Master Services Agreement.

To the extent that any New IT Infrastructure Services can be used prior to April 30, 2008, Lenovo will be entitled to apply the New Services Payments towards the purchase of New IT Infrastructure Services during that period (subject to the restrictions set forth in the Master Services Agreement).

Estimated charges for the IT Services

The estimates of the Interim Services Payments, the New IT Services Payments and the New IT Infrastructure Services Payments are as follows:

(in US$ million)

	Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
Interim Services Payments	52.8	88.8	14.4	0	0	0	0	0
New Services Payments	62.0	86.0	0	0	0	0	0	0
Annual Service Charges	0	0	57.1	55.5	53.8	53.6	53.3	15.5
TOTAL	114.8	174.8	71.5	55.5	53.8	53.6	53.3	15.5

Notes: The table does not include any adjustments for the costs of inflation per the Economic Change Adjustment.

Termination Charges

According to the Letter from the Board, if Lenovo (Singapore) terminates the Master Services Agreement for (i) its convenience, (ii) as a result of IBM becoming subject to certain insolvency events or (iii) certain events leading to a change in ownership or control of IBM, Lenovo (Singapore), or its affiliates, as appropriate, will pay IBM termination charges as set forth in the Master Services Agreement (which will not exceed, in aggregate, the Termination Fee Cap set out below) plus IBM's reasonable wind down charges. Lenovo shall not be permitted to terminate for its convenience prior to April 30, 2009. Termination charges will not be payable in the event Lenovo terminates the Master Services Agreement because of IBM's failure to agree to any changes in the charges resulting from the reassessment of

such charges under the benchmarking provisions (although the wind down charges would still be payable). Nor will termination charges be payable in the event of a change in ownership or control of IBM where control is acquired by a competitor of Lenovo or an entity with which Lenovo has terminated a contract for cause in the previous twenty four months.

Hourly Charges

Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to IT systems used to deliver the services, or support for new employee benefits and programs offered by the Group.

Economic Change Adjustment

Charges under the Master Services Agreement are subject to adjustment beginning in 2008 to account for inflation on a regional basis, and fluctuations in foreign exchange rates.

We understand from the Directors that the above charges are negotiated on an arms' length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party. We have reviewed the basis of the calculations and estimations for the Interim Services Payments, New IT Services Payment and New IT Infrastructure Services Payments including the basis for the economic change adjustment. We are given to understand that the estimations have been made on consistent basis having considered the actual needs of the Company for the relevant IT services during the period under review.

(e) Additional considerations

We have considered the following factors with regard to the Master Services Agreement:

(i) The Directors are of the view that combining the terms and services under one agreement is essential for the proper and efficient operation of the business relationship between IBM and Lenovo (Singapore). In addition to simplicity and clarity, we are advised by the Directors that many of the terms of the heavily negotiated Master Services Agreement will apply to the Existing IT Services, which improves the legal position of Lenovo.

(ii) Before Lenovo can build up and operate its new IT infrastructure and architecture, and mitigate away from the reliance on all of IBM's internal systems, it is necessary for the existing, transitional and ongoing IT services to be provided by a third party. The Directors consider that IBM is the most appropriate service provider in this aspect, taking into account its familiarity with the business of Lenovo which should lead to a more smooth transition, its sufficient global resources, its provision of competitive charge rates based on benchmarking, and most importantly, the "credits" that Lenovo can bring forward from the existing contractual arrangement.

(iii) The charge rates for Interim Services remain unchanged from the Transition Services Agreement and the Marketing Support Agreement that were determined by reference to the historical costs allocated to the provision of IT services by IBM with reference to revenue, gross profit and operating expenses as part of the budgeted expenses. New IT Services Payments are based on heavily negotiated rate cards that identify the hourly charge for specific resources in specific geographies. We understand from the Directors that the negotiation process for the baselines was conducted over a two month period between the technical and operation teams in each subject areas from both Lenovo and IBM in North Carolina and Beijing. We have reviewed the compilation of Interim Services charges by country and type of services provided by IBM, which was mutually agreed between Lenovo and IBM under the Transition Services Agreement and the Marketing Support Agreement. Such amounts form the basis for the proposed charges for the first two contract periods ending March 31, 2008. We have also reviewed the breakdown of charge rates for each anticipated service in the estimation of baselines for the New IT Services.

(iv) The benchmarking mechanism enables Lenovo to seek an independent third party's assessment on what a commercially reasonable, market-competitive pricing would be for each Service Tower. Such mechanism allows the customers to ensure it is getting competitive pricing overtime as market conditions change.

(v) The flexibility for Lenovo to reduce the amount of New IT Infrastructure Services it purchases to less than the baselines result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party to provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

(vi) We understand that the terms of a number of transactions involving the establishment of long-term cross-border strategic relationship. Such transactions comprise several ongoing ancillary arrangements of similar nature as the Master Services Agreement with terms in excess of three years. As discussed with the management of Lenovo, the length of the Master Services Agreement has been negotiated with IBM, which provides services to Lenovo only with a long term commitment in excess of three years.

(f) Proposed Annual Caps

(i) Fee Cap

The maximum limits on the fees payable by Lenovo to IBM under the Master Services Agreement set out below have been determined by reference to the estimated charges for the IT Services for the seven years ending March 31, 2014 with reference to the aggregate amount of estimated charges for the IT Services, Lenovo's decision to extend some or all of the Interim Services and taking into account an approximate 15% annual buffer above the anticipated charges in respect of the New IT Infrastructure Services, which may arise from future growth of Lenovo's business, an increase in the number of personnel, increased requirements for IT Services arising from unexpected issues on the interim interface, the creation of a new IT infrastructure and/or the transition to such new infrastructure or other circumstances, as well as an economic charge adjustment at historic rates:

(in US$ million)

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
130	207	100	65	68	71	74	32

Note: The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement.

Based on the discussions with the Directors, we understand that the baselines are determined after heavy negotiations and have been reviewed in great details by the technical and operation teams of both Lenovo and IBM. The forecasted usage of each IT Services was determined based on different assumptions as appropriate such as historical data, industry data and projections from implementation schedule. Having reviewed the bases and assumptions of such estimation and the basis of the calculations and reconciliations for the Fee Cap, we consider that such estimates have been reasonably made. Based on the foregoing, we are of the view that the Fee Cap is reasonable insofar as the Shareholders as a whole are concerned.

(ii) Termination Fee Cap

The maximum limits on the termination fees payable by Lenovo to IBM set out below have been determined after taking into account the termination charges provided under the Master Services Agreement and the wind down charges that may be incurred by IBM upon termination of the Master Services Agreement, the calculation of which is dependent upon, among other things, employee severance obligations of IBM, unamortized third-party software license fees, third-party contract termination fees and costs of redeploying equipment such Termination Fee Cap has been heavily negotiated with reference to IBM's up-front investment in providing the IT Services to Lenovo.

(in US$ million)

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
N/A	N/A	N/A	40	24	11	3	1

Note: Lenovo does not have a contractual right to terminate for convenience until April 1, 2009.

As advised by the Directors, the Termination Fee Cap is a direct reflection of the maximum amount of termination fees payable in a given year, which has been heavily negotiated between IBM and Lenovo, with reference to IBM's upfront investment in providing the IT Services, which decreases overtime. This allows flexibility for Lenovo to terminate any services or reduce payments to IBM if and when it has established its own IT infrastructure and capabilities for the relevant services. We have reviewed the basis of the calculations for the Termination Fee Cap and are of the view that the Termination Fee Cap is reasonably based.

2. ANNUAL REVIEW IN RESPECT OF THE MASTER SERVICES AGREEMENT

In compliance with the annual review requirements under Chapter 14A of the Listing Rules, in addition to obtaining independent shareholders' approval for the Fee Cap and the Termination Fee Cap at the Extraordinary General Meeting, the Company will comply with the following during the term of the Master Services Agreement:

(a) The aggregate amount of fees payable to IBM under each of the calendar years during the term of the Master Services Agreement, as set out above, shall not exceed the Fee Cap for each respective Contract Period;

(b) The independent non-executive Directors will review the transactions contemplated under the Master Services Agreement annually and confirm in the relevant annual report of the Company that such transactions have been entered into:

(i) in the ordinary and usual course of business of the Company;

(ii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to/from independent third parties; and

(iii) in accordance with the Master Services Arrangement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(c) The auditors of the Company shall review annually the transactions contemplated under the Master Services Agreement and confirm in writing to the Directors (a copy of which shall be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the Company's annual report) that the services provided by IBM under the Master Services Agreement:

(i) have received the approval of the Board;

(ii) have been entered into in accordance with the terms of the Master Services Agreement; and

(iii) have not exceeded the Fee Cap and the Termination Fee Cap for the appropriate Contract Period.

(d) The Company will provide the auditors of the Company with full access to the relevant records of the transactions contemplated under the Master Services Agreement for the purpose of the auditors' review as referred to in paragraph (c) above;

(e) Brief details of the transactions contemplated under the Master Services Agreement will be disclosed in the Company's annual report for each of the respective financial years, accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (b) above; and

(f) The Company will comply with the applicable provisions of the Listing Rules governing connected transactions or will make announcement(s) and comply with the relevant provisions of the Listing Rules in the event that the relevant Fee Cap and the Termination Fee Cap for each Contract Period is exceeded, or if there is any material amendment to the terms of the Master Services Agreement.

Given the above, we are of the opinion that there will be sufficient procedures and arrangements in place to ensure that the transactions contemplated under the Master Services Agreement will be conducted on terms that are fair and reasonable so far as the Independent Shareholders are concerned.

3. AMENDMENT AGREEMENTS

(a) Background

According to the Letter from the Board, the Existing IT Services will no longer be provided under the Transition Services Agreement and the Marketing Support Agreement as from the Effective Date pursuant to the Amendment Agreements. The relevant TSA Service Description Attachments (as defined in the IBM Acquisition Circular) and similar attachments under the Marketing Services Agreement will be terminated. The charges previously payable for such Existing IT Services will also cease to be payable.

Given that the terms of and the charges for the provision of the services under the Transition Services Agreement and the Marketing Support Agreement remain unchanged and considering the rationale for the Amendment Agreements, we are of the view that the terms of the Amendment Agreements are fair and reasonable insofar as the Shareholders as a whole are concerned.

(b) Basis of Revised Annual Caps

The existing annual caps for the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing (as defined in the IBM Acquisition Circular) were US$285 million (approximately HK$2,223 million), US$223 million (approximately HK$1,739.4 million) and US$197 million (approximately HK$1,536.6 million), respectively. The existing annual caps for the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing were US$291 million (approximately HK$2,269.8 million), US$278 million (approximately HK$2,168.4 million), US$194 million (approximately HK$1,513.2 million), US$77 million (approximately HK$600.6 million) and US$26 million (approximately HK$202.8 million), respectively.

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the remaining term of each of the Transition Services Agreement and the Marketing Support Agreement (each as amended by the Amendment

Agreements) will be reduced as a result of the termination of the Existing IT Services under those agreements. As from the Effective Date, the revised annual caps will be as follows:

(in US$ millions)

	Period ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010
Transition Services Agreement	12	10	2	–
Marketing Support Agreement	53	1	–	–

Note: Certain of the services provided under the Transition Services Agreement may continue until April 30, 2008, being 36 months after the Initial Closing (as defined in the IBM Acquisition Circular).

The above replace the existing annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement as set out above.

In arriving the proposed revised annual caps, the Directors have been taken into account the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to the agreements, plus a 10% premium to account for any uncertainties. No annual cap has been set in respect of the Marketing Support Agreement for the year ending March 31, 2009 or subsequent years, because the Company does not expect further services to be provided under the Marketing Support Agreement after April 1, 2008. Since the revised annual caps result in the applicable percentage ratios, being less than 2.5% under Rule 14.07 of the Listing Rules, they are exempted from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Transition Services Agreement and the Marketing Support Agreement will continue to be subject to the annual review by the independent non-executive directors and confirmation by the auditors of the Company in accordance with Rules 14A.37 and 14A.38 of the Listing Rules. The Directors (including the independent non-executive directors) are of the opinion that the Amendment Agreements, and the Revised Annual Caps for each of the Transition Services Agreement and the Marketing Support Agreement, are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

We have reviewed the relevant terms in the Transition Services Agreement, Marketing Support Agreement, Amendment Agreements and the IBM Acquisitions Circular. We have also discussed with the Company about the basis for the business growth and development plans. We are satisfied that the basis of deriving the revised annual caps is in line with the future development of the Group. We have further reviewed the calculations of the proposed revised annual caps and are satisfied that the revised annual caps are determined with reasonable basis.

OPINION

Having considered the principal factors and reasons discussed above, we are of the opinion that the terms of the Master Services Agreement and the Amendment Agreements, and the transactions contemplated thereunder are based on normal commercial terms and in the ordinary course of business of the Company, and are fair and reasonable as far as the Independent Shareholders are concerned and from this perspective, the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder are in the interests of the Company as a whole. Based on the factors and reasons discussed above, we consider that it is normal business practice for the duration of the Master Services Agreement to be in excess of three years under the context. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of
DBS ASIA CAPITAL LIMITED
Kelvin S. K. Lau
Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm that, having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

Interests of Directors

As at the Latest Practicable Date, the interests and short positions, if any, of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and chief executives were deemed or taken to have under such provisions of the SFO); or which were required to be and are recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies adopted by the Company (the "**Model Code**") were as follows:

Interests in the Shares and underlying Shares of the Company

			Capacity and number of Shares/ underlying Shares held			
Name of Director	**Long/Short position**	**Interests in Shares/ underlying Shares**	**Personal interests**	**Family interests**	**Trust**	**Aggregate interests in Shares**
Mr. Yang Yuanqing	Long position	Shares	10,200,000	–	–	10,200,000
	Long position	Share options	11,250,000	–	–	11,250,000
	Long position	Share awards	9,149,141	–	–	9,149,141
						30,599,141
Mr. William J. Amelio	Long position	Shares	7,200,000	–	–	7,200,000
	Long position	Share awards	10,013,000	–	–	10,013,000
						17,213,000
Ms. Ma Xuezheng	Long position	Shares	15,834,000	–	7,240,000	23,074,000
	Long position	Share options	6,120,000	–	–	6,120,000
	Long position	Share awards	2,993,200	–	–	2,993,200
						32,187,200

Name of Director	Long/Short position	Interests in Shares/ underlying Shares	Capacity and number of Shares/ underlying Shares held			Aggregate interests in Shares
			Personal interests	Family interests	Trust	
Mr. Liu Chuanzhi	Long position	Shares	16,010,000	976,000	–	16,986,000
	Long position	Share options	5,250,000	–	–	5,250,000
	Long position	Share awards	564,000	–	–	564,000
						22,800,000
Mr. Zhu Linan	Long position	Shares	3,720,000	–	–	3,720,000
	Long position	Share awards	564,000	–	–	564,000
						4,284,000
Mr. William O. Grabe	Long position	Share awards	564,000	–	–	564,000
Mr. Shan Weijian	Long position	Share awards	564,000	–	–	564,000
Mr. Wong Wai Ming	Long position	Share awards	564,000	–	–	564,000
Professor Woo Chia-Wei	Long position	Share awards	564,000	–	–	564,000
Mr. Ting Lee Sen	Long position	Share awards	564,000	–	–	564,000
Mr. John W. Barter III	Long position	Share awards	564,000	–	–	564,000

Remark: Share options and share awards are derivatives linked to Shares.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to herein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

(a) As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since March 31, 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

(b) As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group and subsisting at the date of this circular which was significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors or their associates has interests in a business, apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with the business of the Group.

DIRECTORS' INTEREST IN SERVICE CONTRACT

Saved as disclosed below, as at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding the contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

Mr. William J. Amelio, an Executive Director, the President and Chief Executive Officer of the Company entered into a service contract with the Company for a term of 3 years on December 20, 2005. Upon termination of the service contract, Mr. Amelio may be entitled to compensation and other payments equivalent to more than one year's emoluments depending on a number of factors including the amount of his unvested equity awards and the entitlement and amount of his target bonus. The service contract has been approved by the Voting Shareholders at a general meeting of the Company held on May 24, 2006 (at which Mr. Amelio and his associates abstained from voting) pursuant to Rule 13.68 of the Listing Rules.

Mr. Yang Yuanqing, an Executive Director and Chairman of the Board and Ms. Ma Xuezheng, an Executive Director, Chief Financial Officer and Senior Vice President of the Company each entered into a service contract with the Company for an unfixed term, respectively. Upon termination of the service contract, each of Mr. Yang and Ms. Ma may be entitled to compensation and other payments equivalent to more than one year's emoluments depending on a number of factors including the amount of his/her unvested equity awards and the entitlement and amount of his/her annual target bonus. Both of Mr. Yang's and Ms. Ma's service contracts are subject to the approval from the Voting Shareholders at an extraordinary general meeting to be held on the same date as the EGM (at which Mr. Yang and Ms. Ma and their associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules.

MATERIAL CHANGES

The Directors confirmed that there has been no material adverse change in the financial, trading position or prospects of the Company since March 31, 2006 up to the Latest Practicable Date.

EXPERT QUALIFICATION AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinion or advice which is contained in this circular:

Name	Qualification
DBS Asia Capital Limited	a licensed corporation to carry out types 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

DBS Asia has no shareholding in any member of the Group nor has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

DBS Asia has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter of advice dated October 19, 2006 and references to its name, in the form and context in which they appear herein.

The letter of advice given by DBS Asia is given as of the date of this circular for incorporation herein.

DBS Asia has no interest, either directly or indirectly, in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since March 31, 2006, the date to which the latest published audited financial statements of the Company were made up.

MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of any discrepancies, the English text shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Norton Rose at 38th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong from the date of this circular up to and including November 3, 2006:

(a) the Master Services Agreement;

(b) the Amendment Agreements;

(c) the Marketing Support Agreement;

(d) the Transition Services Agreement;

(e) the Country Agreements;

(f) the service contract between the Company and Mr. William J. Amelio entered into on December 20, 2005 (mentioned in the paragraph under the heading "Directors' interest in Service Contract" in Appendix – General Information);

(g) the service contract between the Company and Mr. Yang Yuanqing entered into on October 9, 2006 (mentioned in the paragraph under the heading "Directors' interest in Service Contract" in Appendix – General Information);

(h) the service contract between the Company and Ms. Ma Xuezheng entered into on October 9, 2006 (mentioned in the paragraph under the heading "Directors' interest in Service Contract" in Appendix – General Information);

(i) the voting undertaking agreement entered into between the Controlling Shareholder and IBM on September 21, 2006; and

(j) the voting undertaking given by General Atlantic Partners (Bermuda), L.P. to the Company on September 28, 2006.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at The Harbour Room, 3/F., The Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Tuesday, November 7, 2006 at 3:30 p.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 3:00 p.m. on the same date and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**That**:

(a) the Master Services Agreement dated September 22, 2006 entered into between Lenovo (Singapore) and IBM (the details of which are set out in the circular dated October 19, 2006 despatched by the Company to its shareholders (the "**Circular**")), a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder and the fixing of the Fee Cap and the Termination Fee Cap (as defined in the Circular) be and are hereby approved, confirmed and/or ratified;

(b) the Amendment Agreements dated September 22, 2006 entered into between the Company and IBM (the details of which are set out in the Circular), a copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder be and are hereby approved, confirmed and/or ratified; and

(c) any one Director or any two Directors (if affixation of the common seal is necessary) be and is/are hereby authorised to sign and/or execute all such other documents, instruments or agreements and to do or take all such actions or things as such Director(s) consider(s) necessary or desirable to implement and/or give effect to the terms of the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder."

By Order of the Board
Yang Yuanqing
Chairman

Raleigh, October 19, 2006

Executive Directors:
Mr. Yang Yuanqing
Mr. William J. Amelio
Ms. Ma Xuezheng

Registered office:

23rd Floor, Lincoln House
Taikoo Place, 979 Kings' Road
Quarry Bay
Hong Kong

Non-executive Directors:
Mr. Liu Chuanzhi
Mr. Zhu Linan
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Shan Weijian
Mr. Justin T. Chang *(alternate Director to Mr. James G. Coulter)*
Mr. Vince Feng *(alternate Director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(alternate Director to Mr. Shan Weijian)*

Independent Non-executive Directors:
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen
Mr. John W. Barter III

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. A form of proxy for use at the Extraordinary General Meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. Voting at the Extraordinary General Meeting will be conducted by way of poll.



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at The Harbour Room, 3/F., The Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Tuesday, November 7, 2006 at 3:00 p.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

"(1) **THAT**:

(a) the Service Contract, including the Unfixed Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated October 19, 2006), dated October 9, 2006 entered into by and between the Company and Mr. Yang Yuanqing, an executive Director and Chairman of the Board (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract.

(2) **THAT**:

(a) the Service Contract, including the Unfixed Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated October 19, 2006), dated October 9, 2006 entered into by and between the Company and Ms. Ma Xuezheng, an executive Director, Chief Financial Officer and Senior Vice President of the Company (a copy of which is tabled at the meeting and marked "B" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By order of the Board
Yang Yuanqing
Chairman

Raleigh, October 19, 2006

Registered office:
23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at The Harbour Room, 3/F., The Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Tuesday, November 7, 2006 at 3:30 p.m. (or immediately after the conclusion of another extraordinary general meeting of the Company convened and to be held at 3:00 p.m. on the same date and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**That:**

(a) the Master Services Agreement dated September 22, 2006 entered into between Lenovo (Singapore) and IBM (the details of which are set out in the circular dated October 19, 2006 despatched by the Company to its shareholders (the "**Circular**")), a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder and the fixing of the Fee Cap and the Termination Fee Cap (as defined in the Circular) be and are hereby approved, confirmed and/or ratified;

(b) the Amendment Agreements dated September 22, 2006 entered into between the Company and IBM (the details of which are set out in the Circular), a copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder be and are hereby approved, confirmed and/or ratified; and

(c) any one Director or any two Directors (if affixation of the common seal is necessary) be and is/are hereby authorised to sign and/or execute all such other documents, instruments or agreements and to do or take all such actions or things as such Director(s) consider(s) necessary or desirable to implement and/or give effect to the terms of the Master Services Agreement, the Amendment Agreements and the transactions contemplated thereunder."

By Order of the Board
Yang Yuanqing
Chairman

Raleigh, October 19, 2006

Registered office:
23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.
3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.
4. Where there are joint registered holders, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.
5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.
6. Voting at the Extraordinary General Meeting will be conducted by way of poll.